Filed pursuant to Rule 433

Registration No. 333-214613

January 9, 2018

Final Term Sheet
EUR 5,000,000,000 0.625% Global Bonds due 2028

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	January 7, 2028

Redemption Amount:	100%

Interest Rate:	0.625% per annum, payable annually in arrears

Date of Pricing:	January 9, 2018

Closing Date:	January 16, 2018 (T+4)[1]

Interest Payment Dates:	January 7 in each year

First Interest Payment Date:	January 7, 2019 (for interest accrued from, and including, January 16, 2018 to, but excluding, January 7, 2019)

Interest Payable on First Interest Payment Date:	EUR 30,479,452.05 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR

Price to Public/Issue Price:	99.289%

Underwriting Commissions:	0.175%

Proceeds to Issuer:	99.114%

Format:	SEC-registered global bonds

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	Frankfurt

1  It is expected that delivery of the bonds will be made upon instruction of the Lead Managers against payment on or about the Closing Date, which will be the fourth business day following the Date of Pricing of the bonds (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds prior to the delivery of the bonds hereunder may be required, by virtue of the fact that the bonds will initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers of the bonds who wish to trade the bonds prior to their date of delivery hereunder should consult their advisors.

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law/Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A2GSNR0

Ratings of Issuer:[2]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Lead Managers:	BNP Paribas Commerzbank Goldman Sachs International

Stabilization Manager:	Commerzbank Aktiengesellschaft

Paying Agent:	KfW

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the bonds is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772792/d287768d424b3.htm. KfW’s base prospectus relating to the bonds is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772757/d291282d424b3.htm. Alternatively, Commerzbank will arrange to send you the prospectus, which you may request by calling toll-free +1-800-233-9164.

Notice by the Lead Managers to Distributors regarding MiFID II Product Governance

The Lead Managers acting in their capacity as manufacturers of the bonds in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Lead Managers in respect of the bonds in accordance with the product governance rules under MiFID II has led the Lead Managers to the conclusion that: (i) the target market for the bonds is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the bonds are appropriate. Any distributor should take into consideration the Lead Managers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the bonds (by either adopting or refining the Lead Managers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

2  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.